Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: September 16, 2005

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Proven and Probable

Agnico-Eagle Mines Limited

Business Review 2005

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Merrill Lynch Conference 2005

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Building from Strength	[LOGO]

Forward Looking Statement

  This presentation contains certain “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with Canadian securities regulators and with the United States Securities and Exchange Commission. Certain financial measures discussed in this presentation, such as total cash costs per ounce and minesite costs per ton, are not recognized measures under U.S. GAAP. Reconciliation of these financial measures to their closest U.S. GAAP measure and technical information regarding mineral reserve and resource estimates are provided in the Company’s press release announcing earnings for the second quarter of 2005, which has been filed with the Securities and Exchange Commission and is posted on the Company’s website located at www.agnico-eagle.com.

U.S. Shareholders

Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer.  This presentation does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  The offer will be made to those persons solely under the offer document that is part of the registration statement.  Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer.  Investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC’s website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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A Rapidly Growing International Gold Company

H1, 2005 – Highlights

•                  Board approves construction of Goldex mine

•                  LaRonde mine drives strong earnings and cash flows

•                  Drilling on Pinos Altos project returns high grade gold intercepts

•                  Initial acceptance, plus AEM’s holding in RHYT, totals 49.6%.

•                  Bid period extended to Sept. 23, 2005

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Exploration Success Creating Shareholder Value

H1, 2005 Financial Results

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Earnings (millions)	$23.2

Earnings per share	$0.27

Cash flow provided by operating activities (millions)	$47.2

Cash & equivalents June 30, 2005 (millions)	$120.8

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Proven and Probable

H1, 2005 Operating Results

Gold (ounces)	117,081

Silver (ounces in thousands)	2,302

Zinc (pounds in thousands)	85,488

Copper (pounds in thousands)	7,694

Minesite costs per ton (C$)	$49

Total cash costs ($/oz)	$84

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Low Cost LaRonde Mine Helps Fund Growth

LaRonde Performing Well

Total Production Costs (US$/oz)	Tons per Day - LaRonde
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Total Cash Costs (US$/oz)
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Source: Company Reports.  Peer Group: Agnico-Eagle, Barrick, Cambior, Goldcorp, Glamis, Eldorado, Newmont, Placer Dome, IAMGOLD, Meridian

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Low Cost LaRonde Mine Helps Fund Growth

Full Year 2005 Forecast

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Date of Forecast – June 30th, 2005

Tons per day		7,975
Payable production:	Au (ounces)	250,000 to 260,000
	Ag (ounces in thousands)	5,000
	Cu (pounds in thousands)	17,000
	Zn (pounds in thousands)	166,000
Minesite costs / ton (C$)		$48-$50
Total cash costs / oz (US$)		below $100

Assumptions (US$)
Gold ($/oz)	$423
Silver ($/oz)	$7.03
Zinc ($/lb)	$0.57
Copper ($/lb)	$1.56
US $/ C$	$1.21

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Building a Multi-Mine Platform

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Exploration Success Creating Shareholder Value	[LOGO]

Global Growth

LaRonde is a Strong Foundation

•                  Pro-mining environments with low political risk

•                  Projects well matched to our technical skills

•                  Favourable geology with camp potential – growing gold resources

•                  Excellent infrastructure nearby

•                  Large property positions & database – aggressive exploration program

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A Rapidly Growing International Gold Company

Goldex Mine

New Gold Mine Under Construction

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Large Pipeline of New Gold Projects

Key Attributes

•                  Most advanced project in Agnico-Eagle’s pipeline

•                  Short pre-production period – 3 years

•                  Simple ore body geometry, utilizing existing infrastructure

•                  Economies of scale – 7,500 tpd design

•                  Metallurgically simple

•                  Synergies with nearby LaRonde – operating staff

•                  Exploration upside – open at depth

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Building from Strength

New Gold Mine Under Construction

•                  Reserves: 22.1 million tons at 0.07 oz/ton or 1.6 million ounces

•                  Base case $400 gold, 1.30 C$/US$

•                  Base case IRR 15% after tax

•                  Estimated capital cost $135 million

•                  Estimated minesite operating costs C$17/ton

•                  Estimated production in H2, 2008

•                  Estimated average annual production of 170,000 ounces of gold

•                  Estimated average total cash costs $200/oz

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A Rapidly Growing International Gold Company

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Robust Economics

	Gold Price $/oz
Grade Variance	300	325	350	375	400	425	450	475	500

+10%	6.1%	9.8%	13.4%	16.6%	19.5%	22.4%	25.1%	27.1%	28.8%

+5%	3.9%	7.7%	11.2%	14.5%	17.3%	20.2%	22.9%	25.1%	26.8%

Base Case Grade	1.6%	5.4%	8.9%	12.2%	15.0%	17.9%	20.6%	23.0%	24.7%

-5%	-0.9%	3.0%	6.5%	9.8%	12.7%	15.5%	18.2%	20.8%	22.6%

-10%	-3.6%	0.4%	4.0%	7.3%	10.2%	13.0%	15.7%	18.2%	20.4%

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Never Gives Away the Upside to Gold

Summary and Conclusions

•                  Robust economics

•                  Experienced mine building team

•                  Pro-mining region, qualified labour available

•                  Straightforward metallurgy & mine plan

•                  Financed internally

•                  While extensively sampled, potential upside on grade as bulk sample and wall chip program returned higher grades than reserve grade

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Large Pipeline of New Gold Projects

Lapa

Potentially the Second New Mine

•                  Probable reserve: 1.2 million oz

•                  Indicated resource of 0.8 million tons at 0.16 oz/ton, or 0.13 million oz

•                  Inferred resource of 1.9 million tons at 0.22 oz/ton, or 0.41 million oz

•                  $30 million shaft sinking, underground program in progress – Phase 1

•                  additional $80 million to reach full production – Phase 2

•                  Potential production of 1,500 tpd and 125,000 ounces per year at total cash costs below $200/oz

•                  Feasibility complete in H2, 2006

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Low Cost LaRonde Mine Helps Fund Growth

LaRonde II

Long Life Mine

•                  Large gold reserve and ongoing resource conversion

•                  Higher NSR values at depth in polymetallic envelope

•                  Pre-feasibility expected in Q4, 2005, including engineering of preferred access option

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Trend

thicker and higher grade

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Proven and Probable

New Exploration Results	Longitudinal view, looking North

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Building from Strength

Riddarhyttan Resources AB - Finland

Potential Acquisition in 2005

•                  Initial acceptance, plus AEM’s holding, totals 49.6%.

•                  Tender period now extended to Sept. 23, 2005

•                  If bid successful, expected to be completed in 2005

•                  Suurikuusikko deposit remains open for expansion

•                  5 drills in operation

•                  Adjacent to major infrastructure

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Source: GTK, geological survey of Finland

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A Rapidly Growing International Gold Company

Suurikuusikko Project - Northern Finland

Resource Open For Expansion

•                  Shear hosted disseminated gold deposit

•                  Strike length: 2.6 miles

•                  Open at depth and along strike

	Gold	Tons	Ounces
	oz/ton	(millions)	(millions)

Measured Resource*	0.20	2.5	0.50
Indicated Resource*	0.16	9.3	1.53
Inferred Resource*	0.14	12.5	1.70

* As calculated by Riddarhyttan

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Building a Multi-Mine Platform

Pinos Altos – Mexico

High Grade Precious Metals Values

•                  Indicated gold resource* of 4.4 million tons at 0.18 oz/ton, or 0.8 million oz

•                  Inferred gold resource* of 2.5 million tons at 0.18 oz/ton, or 0.4 million oz

•                  Indicated silver resource* of 4.4 million tons at 3.8 oz/ton, or 17 million oz

•                  Inferred silver resource* of 2.5 million tons at 3.4 oz/ton, or 8.4 million oz

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* As calculated by Peñoles

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Exploration Success Creating Shareholder Value

Pinos Altos – Mexico

•                  Under option agreement with Peñoles - $2.8 million program with $0.8 million remaining to be spent

•                  Can acquire property for $39 million plus 1.8 million Agnico-Eagle shares by mid-December, 2005

•                  Deposit open as mineralization encountered outside of current resource outline

•                  Latest drilling returns high grade precious metal values

•                  Six drills in operation

•                  Adjacent to infrastructure

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Never Gives Away the Upside to Gold

Summary

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•                  LaRonde generating strong earnings and cash flows

•                  New gold mine under construction at Goldex

•                  Potential second new mine at Lapa by 2008

•                  Good track record of increasing reserves

•                  Exciting growth opportunities at LaRonde II, Suurikuusikko and Pinos Altos

•                  Largest exploration budget in Agnico-Eagle’s history

Total Agnico-Eagle Reserves

(Millions of Ounces)

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Proven and Probable

Agnico-Eagle Mines Limited

Business Review 2005

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Merrill Lynch Conference 2005